Exhibit 99.1

Contact:
Jonathan Brust
Glowpoint, Inc.
(312) 235-3888, ext. 2052
jbrust@glowpoint.com
www.glowpoint.com

Glowpoint Reports Fourth Quarter and Fiscal Year 2009 Results
Anticipates Continued Growth in Revenue and Contribution Margin in 2010

HILLSIDE, N.J. March 31, 2010 – Glowpoint, Inc. (OTCBB: GLOW), a carrier-grade provider of managed services for telepresence and video conferencing, today announced financial results for the fourth quarter and year ended December 31, 2009, which included record annualized monthly recurring revenue and positive operating income.

Core revenue was $6.34 million for the quarter, an increase of 14.3% from the comparable period last year. Total annual revenue was $26.5 million versus $24.5 million in 2008. This included non-core revenue of $1.3 million in 2009 which decreased from $2.6 million in 2008. Excluding non-core revenue, which is expected to be eliminated by the end of 2010, total core revenue grew from $21.9 million in 2008 to $25.2 million in 2009, a 14.8% increase. The Company anticipates that its 2010 core revenue growth rate will exceed 20% in 2010. These increases are primarily attributable to the growth of the Company’s VNOC managed service and Telepresence interExchange Network (TEN) service offerings. In addition, the Company expects that its contribution margin will continue to improve throughout the year driven by the continued reduction of our network and infrastructure expenses and global managed service costs as a percentage of sales.

Key highlights for the fourth quarter of 2009 include:

•	Managed Video Services Revenue: Increased by $0.7 million, currently representing 14% of quarterly revenues as compared to 4% in the previous period

•	Core Revenues: Increased 14.3% to $6.34 million for the quarter from $5.54 million in the comparable quarter for 2008

•
Lowered Operating Expenses: Excluding income from the one-time reversal of the sales tax accrual, quarterly operating expenses dropped 8.3% to $6.94 million in 2009, from $7.57 million for the same period in 2008, while total quarterly revenues increased.

•
Settlements in Sales Taxes and Regulatory Fees: Reduced accrual for sales taxes by $3.3 million, from $4.4 million as of last quarter, to $1.1 million to reflect settlements with taxing authorities and amounts that management believes can be reasonably estimated

•
Elimination of “Going Concern”: With the financing announced by the Company yesterday, together with its cash flow projections and current results, the Company eliminated its “going concern” opinion that has been included since its 2006 financial statements.

•
New Financial Statement Format: Provides greater visibility into our operations as we execute on our strategy to increase our focus on being a leading provider of managed video services and hosted cloud-based services for video applications

“The $3 million financing and improvements in our capital structure, which we announced yesterday, provide the Company with capital needed to take advantage of the growing managed video services market,” said Glowpoint Co-CEO David W. Robinson. "We’ve made a significant amount of progress and feel the Company is in a great position to achieve continued positive operating results.”

“The video communications market continues its transformation into a critical component within the unified communications space,” said Glowpoint President and Co-CEO Joseph Laezza. “Now is the time for Glowpoint to focus on our long term growth and profitability through strategic alliances and product development initiatives, while growing our internal sales and marketing efforts. We are extremely well positioned to capitalize on Glowpoint’s leadership in the expanding market for managed video as an integral and driving force behind the growth of unified communications.”

Conference and Webcast

Glowpoint will host a conference call at 4:30 pm (EDT) today to discuss the results and field questions from investors. Interested participants should call (877) 407-1869. International participants should call (201) 689-8044.

This call is being audio webcast by TalkPoint and can be accessed at Glowpoint’s website at http://www.glowpoint.com or by linking directly to http://video.webcasts.com/events/glow001/34263. Institutional investors can also access the call via Thomson Reuters’ password-protected event management site, StreetEvents: http://www.streetevents.com.

A recording of the webcast will be available beginning March 31, 2010, and will remain archived for one year following the event. To listen to the archived audio webcast, visit www.glowpoint.com or go directly to http://video.webcasts.com/events/glow001/34263.

Links

•	Glowpoint's Investor Information
•	Glowpoint on Twitter

About Glowpoint

Glowpoint, Inc. (OTCBB: GLOW) provides carrier-grade, managed telepresence and video communications services. Glowpoint's suite of robust telepresence and video conferencing solutions empowers enterprises to communicate with each other over disparate networks and technology platforms. Glowpoint supports thousands of video communications systems in more than 35 countries with its 24/7 video management services. Glowpoint also powers major broadcasters, Fortune 500 companies, as well as global carriers and video equipment manufacturers – and their customers – worldwide. To learn more, visit http://www.glowpoint.com.

The statements contained herein, other than historical information, are or may be deemed to be forward-looking statements and involve factors, risks, and uncertainties that may cause actual results in future periods to differ materially from such statements. These factors, risks, and uncertainties include market acceptance and availability of new video communication services; the nonexclusive and terminable-at-will nature of sales agent agreements; rapid technological change affecting demand for our services; competition from other video communications service providers; and the availability of sufficient financial resources to enable us to expand our operations, as well as other risks detailed from time to time in our filings with the Securities and Exchange Commission.

 GLOWPOINT, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except par value and shares)
	December 31,
ASSETS	2009	2008
Current assets:
Cash	$587	$1,227
Accounts receivable, net of allowance for doubtful accounts of $262 and $301, respectively	3,323	3,090
Prepaid expenses and other current assets	291	294
Total current assets	4,201	4,611
Property and equipment, net	2,682	2,533
Other assets	31	33
Total assets	$6,914	$7,177

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$3,232	$2,367
Accrued expenses	879	842
Accrued sales taxes and regulatory fees	888	4,535
Customer deposits	308	606
Deferred revenue	259	325
Current portion of capital lease	—	161
Total current liabilities	5,566	8,836

Long term liabilities:
Accrued sales taxes and regulatory fees, less current portion	195	—
Senior Secured Notes, net of discount of $240	—	1,482
Capital lease, less current portion	—	72
Total long term liabilities	195	1,554
Total liabilities	5,761	10,390

Commitments and contingencies

Stockholders’ equity (deficit):
Preferred stock, $.0001 par value; 7,500 shares authorized and convertible; 4,509 and 3,790 shares issued and outstanding recorded at fair value (liquidation value of $33,815 and $28,423), respectively (see Note 12 for information related to Insider Purchasers – related parties)	14,275	11,574
Common stock, $.0001 par value; 150,000,000 shares authorized; 66,531,087 and 48,374,954 shares issued; 64,966,196 and 46,810,063 shares outstanding, respectively	7	5
Additional paid-in capital	150,659	172,000
Accumulated deficit	(162,405)	(185,409)
	2,536	(1,830)
Less: Treasury stock, 1,564,891 shares at cost	(1,383)	(1,383)
Total stockholders’ equity (deficit)	1,153	(3,213)
Total liabilities and stockholders’ equity (deficit)	$6,914	$7,177

GLOWPOINT, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
 (In thousands, except per share data)

	Year Ended December 31,
	2009	2008
Revenue	$26,540	$24,537

Operating expenses:
Network and infrastructure	11,838	12,762
Global managed services	7,476	5,849
Sales and marketing	3,193	3,382
General and administrative	4,465	4,662
Depreciation and amortization	1,056	1,261
Sales taxes and regulatory fees	(2,500)	(172)
Total operating expenses	25,528	27,744
Income (loss) from operations	1,012	(3,207)

Interest and other expense (income):
Interest (income) expense, net, including $0 and $141 of expense, respectively, for Insider Purchasers	(543)	4,517
Amortization of deferred financing costs, including $46 for Insider Purchasers	—	448
Loss on extinguishment of debt, including $0 and $99, respectively, for Insider Purchasers	254	1,816
Increase (decrease) in fair value of derivative financial instruments’ liability, including $0 and $86, respectively, for Insider Purchasers	1,848	(2,673)
Total interest and other expense, net	1,559	4,108
Net loss	(547)	(7,315)
(Loss) gain on redemption of preferred stock	(64)	2,419
Net loss attributable to common stockholders	$(611)	$(4,896)

Net loss attributable to common stockholders per share:
Basic and diluted	$(0.01)	$(0.11)

Weighted average number of common shares:
Basic and diluted	52,938	45,477

See accompanying notes to consolidated financial statements.

GLOWPOINT, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT
Years Ended December 31, 2009 and 2008
(In thousands)

					Series A-2
			Additional		(Note A)
	Common Stock		Paid In	Accumulated	Preferred Stock		Treasury Stock
	Shares	Amount	Capital	Deficit	Shares	Amount	Shares	Amount	Total
Balance at January 1, 2008	47,630	$5	$162,300	$(178,094)	—	$—	1,565	$(1,383)	$(17,172)
Stock-based compensation - restricted stock	745	—	394	—	—	—	—	—	394
Stock-based compensation - stock options	—	—	353	—	—	—	—	—	353
Warrants issued in connection with the 2008 Private Placements	—	—	4,853	—	—	—	—	—	4,853
Series A Convertible Preferred Stock issued in connection with the 2008 Private Placements	—	—	—	—	4	11,574	—	—	11,574
Gain on redemption of Series C preferred stock	—	—	2,419	—	—	—	—	—	2,419
Costs related to 2008 private placements	—	—	(538)	—	—	—	—	—	(538)
Gain on elimination of derivative liabilities	—	—	2,219	—	—	—	—	—	2,219
Net loss for the year	—	—	—	(7,315)	—	—	—	—	(7,315)
Balance at December 31, 2008	48,375	$5	$172,000	$(185,409)	4	$11,574	1,565	$(1,383)	$(3,213)
Cumulative effect of reclassification of warrants (ASC Topic 815)	—	—	(26,173)	23,551	—	—	—	—	(2,622)
Balance at January 1, 2009, as adjusted	48,375	5	145,827	(161,858)	4	11,574	1,565	(1,383)	(5,835)
Stock-based compensation - restricted stock	735	`—	277	—	—	—	—	—	277
Stock-based compensation - stock options	—	—	279	—	—	—	—	—	279
Loss on redemption of Series A Preferred Stock	—	—	(1,999)	—	—	1,999	—	—	—
August 2009 Warrant Exchange	17,372	2	(2)	—	—	—	—	—	—
Exercise of stock options	49	—	17	—	—	—	—	—	17
Series A-1 Preferred Stock issued in connection with the 2009 Private Placement	—	—	—	—	1	2,637	—	—	2,637
Elimination of derivative liabilities	—	—	4,751	—	—	—	—	—	4,751
Gain on redemption of Series A-1 Preferred Stock	—	—	1,935	—	—	(1,935)	—	—	—
Costs related to 2009 Private Placement, warrant and Preferred Stock exchange	—	—	(426)	—	—	—	—	—	(426)
Net loss for the year	—	—	—	(547)	—	—	—	—	(547)
Balance at December 31, 2009	66,531	$7	$150,659	$(162,405)	5	$14,275	1,565	$(1,383)	$1,153

Note A – In March 2009 the shares of Series A Preferred Stock outstanding at December 31, 2008 were exchanged for an equal number of shares of newly-created Series A-1 Convertible Preferred Stock (“Series A-1 Preferred Stock”).  In August 2009 the shares of Series A-1 Preferred Stock then outstanding were exchanged for an equal number of shares of newly-created Series A-2 Convertible Preferred Stock (“Series A-2 Preferred Stock”).

See accompanying notes to consolidated financial statements.

GLOWPOINT, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
	Year Ended December 31,
	2009	2008
Cash flows from operating activities:
Net loss	$(547)	$(7,315)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,056	1,261
Bad debt expense	258	257
Loss on extinguishment of debt	254	1,816
Amortization of deferred financing costs	—	448
Accretion of discount on Senior Secured Notes	23	2,732
Loss on disposal of equipment	8	77
Expense recognized for the decrease in the estimated fair value of derivative financial instruments’ liability	1,848	(2,673)
Stock-based compensation	556	568
Increase (decrease) in cash attributable to changes in assets and liabilities:
Accounts receivable .	(491)	(801)
Prepaid expenses and other current assets	3	54
Other assets	2	(5)
Accounts payable	865	793
Accrued expenses	105	1,112
Accrued sales taxes and regulatory fees .	(3,452)	524
Customer deposits	(298)	(107)
Deferred revenue	(66)	(5)
Net cash provided by (used in) operating activities .	124	(1,264)

Cash flows from investing activities:
Purchases of property and equipment	(1,213)	(1,179)
Net cash used in investing activities	(1,213)	(1,179)

Cash flows from financing activities:
Proceeds from preferred stock offering, including $0 and $13 from Insider Purchaser, respectively	1,800	1,825
Proceeds from exercise of stock options	17	—
Principal payments for capital lease	(234)	(125)
Purchase of Senior Secured Notes	(750)	—
Costs related to private placements and preferred stock and warrant exchange	(384)	(342)
Net cash provided by financing activities	449	1,358
Decrease in cash	(640)	(1,085)
Cash at beginning of year	1,227	2,312
Cash at end of year	$587	$1,227

Supplement disclosures of cash flow information:
Cash paid during the year for interest	$80	$100

See accompanying notes to consolidated financial statements.

	Year Ended December 31,
	2009	2008
Non-cash investing and financing:
Exchange of Senior Secured Notes for Series A-1 Preferred Stock	$1,076	$—
Exchange of Senior Secured Notes for Series A Preferred Stock	—	10,802
Redemption of Series C Preferred Stock	—	4,330
Gain on elimination of derivative liability	—	2,219
Additional Senior Secured Notes issued as payment for interest including $0 and $48 for Insider Purchasers, respectively	55	1,459
Costs related to private placements incurred by issuance of placement agent warrants	42	196